Exhibit 99.1

Explanatory Note

Melco Resorts Finance Limited’s Quarterly Report

for the Three and Six Months Ended June 30, 2020

This quarterly report serves to provide holders of Melco Resorts Finance Limited’s US$1,000,000,000 4.875% senior notes due 2025 (the “2025 Senior Notes”) with Melco Resorts Finance Limited’s unaudited condensed consolidated financial statements, comprising condensed consolidated balance sheets, condensed consolidated statements of operations and condensed consolidated statements of cash flows, for the three and six months ended June 30, 2020, together with related information, pursuant to the terms of the indenture, dated June 6, 2017, relating to the 2025 Senior Notes. Melco Resorts Finance Limited is a wholly-owned subsidiary of Melco Resorts & Entertainment Limited.

Melco Resorts Finance Limited

Report for the Second Quarter of 2020

INTRODUCTION

In this quarterly report, unless otherwise indicated:

•

“2015 Credit Facilities” refers to the credit facilities entered into pursuant to an amendment and restatement agreement dated June 19, 2015, as amended from time to time, between, among others, Melco Resorts Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent, in a total amount of HK$13.65 billion (equivalent to approximately US$1.75 billion), comprising a HK$3.90 billion (equivalent to approximately US$500 million) term loan facility and a HK$9.75 billion (equivalent to approximately US$1.25 billion) revolving credit facility. Following the repayment of outstanding loan amounts, together with accrued interest and associated costs, and cancellation of commitments on May 7, 2020, a total amount of HK$2.0 million (equivalent to approximately US$258,000) remained under the credit facilities with a maturity date in June 2022, comprising a HK$1.0 million (equivalent to approximately US$129,000) term loan facility and a HK$1.0 million (equivalent to approximately US$129,000) revolving credit facility;

•

“2020 Credit Facilities” refers to the senior facilities agreement entered into pursuant to an agreement dated April 29, 2020, between, among others, MCO Nominee One Limited and Bank of China Limited, Macau Branch, Bank of Communications Co., Ltd. Macau Branch and Morgan Stanley Senior Funding, Inc., as joint global coordinators, under which lenders have made available HK$14.85 billion (equivalent to approximately US$1.92 billion) in revolving credit facilities for a term of five years;

•	“2026 Senior Notes” refer to the US$500.0 million aggregate principal amount of 5.250% senior notes due 2026 we issued on April 26, 2019;

•	“2027 Senior Notes” refer to the US$600.0 million aggregate principal amount of 5.625% senior notes due 2027 we issued on July 17, 2019;

•	“2028 Senior Notes” refer to the First 2028 Senior Notes and the Additional 2028 Senior Notes;

•	“2029 Senior Notes” refer to the US$900.0 million aggregate principal amount of 5.375% senior notes due 2029 we issued on December 4, 2019;

•	“Additional 2025 Senior Notes” refer to the US$350.0 million aggregate principal amount of the 2025 Senior Notes we issued on July 3, 2017;

•	“Additional 2028 Senior Notes” refer to the US$350.0 million aggregate principal amount of the 2028 Senior Notes we issued on August 11, 2020;

•	“Altira Macau” refers to an integrated casino and hotel development located in Taipa, Macau, that caters to Asian VIP rolling chip customers;

•

“China” and “PRC” refer to the People’s Republic of China, excluding the Hong Kong Special Administrative Region of the PRC (Hong Kong), the Macau Special Administrative Region of the PRC (Macau) and Taiwan from a geographical point of view;

•

“City of Dreams” refers to an integrated resort located in Cotai, Macau, which currently features casino areas and four luxury hotels, including a collection of retail brands, a wet stage performance theater and other entertainment venues;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•	“First 2025 Senior Notes” refer to the US$650.0 million aggregate principal amount of the 2025 Senior Notes we issued on June 6, 2017;

•	“First 2028 Senior Notes” refer to the US$500.0 million aggregate principal amount of the 2028 Senior Notes we issued on July 21, 2020;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

•	“Melco Resorts Macau” refers to our subsidiary, Melco Resorts (Macau) Limited, a Macau company and the holder of our gaming subconcession;

•	“Mocha Clubs” refer to, collectively, our clubs with gaming machines, which are now the largest non-casino based operations of electronic gaming machines in Macau;

•	“our subconcession” and “our gaming subconcession” refer to the Macau gaming subconcession held by Melco Resorts Macau;

•	“Parent” and “Melco” refer to Melco Resorts & Entertainment Limited, a Cayman Islands exempted company with limited liability;

•	“Pataca(s)” or “MOP” refer to the legal currency of Macau;

•

“Services and Right to Use Arrangements” refers to the agreement entered into among, inter alia, Melco Resorts Macau and Studio City Entertainment, dated May 11, 2007 and amended on June 15, 2012, and any other agreements or arrangements entered into from time to time, which may amend, supplement or relate to the aforementioned agreements or arrangements;

•	“Studio City” refers to a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“Studio City Casino” refers to the gaming areas being operated within Studio City;

•	“Studio City Entertainment” refers to our affiliate, Studio City Entertainment Limited, a Macau company which is a subsidiary of the Parent;

•	“US$” and “U.S. dollar(s)” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the U.S. generally accepted accounting principles; and

•	“we,” “us,” “our” and “our company” refer to Melco Resorts Finance Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This quarterly report includes our unaudited condensed consolidated financial statements for the three and six months ended June 30, 2020.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We operate in a heavily regulated and evolving industry and have a highly leveraged business model. Moreover, we operate in Macau’s gaming sector, a market with intense competition, and therefore new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the recent global pandemic of COVID-19, caused by a novel strain of the coronavirus, and the continued impact of its consequences on our business, our industry and the global economy, (ii) growth of the gaming market and visitations in Macau, (iii) capital and credit market volatility, (iv) local and global economic conditions, (v) our anticipated growth strategies, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

The forward-looking statements made in this quarterly report relate only to events or information as of the date on which the statements are made in this quarterly report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this quarterly report with the understanding that our actual future results may be materially different from what we expect.

GLOSSARY

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange of chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that is deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic gaming table”	table with an electronic or computerized wagering and payment system that allow players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic gaming table

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win (calculated before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming concessionaire or subconcessionaire

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played by mass market players primarily for cash stakes

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win (calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“premium direct player”	a rolling chip player who is a direct customer of the concessionaires or subconcessionaires and is attracted to the casino through direct marketing efforts and relationships with the gaming operator

“rolling chip” or “VIP rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who primarily plays on rolling chip or VIP rolling chip tables and typically plays for higher stakes than mass market gaming patrons

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, and a subconcessionaire, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues. Table games win is calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

EXCHANGE RATE INFORMATION

The majority of our current revenues are denominated in H.K. dollars, while our current expenses are denominated predominantly in Patacas and H.K. dollars, and in connection with a portion of our indebtedness and certain expenses, in U.S. dollars. The non-financial pages of this quarterly report include all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars at a rate of HK$7.7507 to US$1.00, unless otherwise noted.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate, and, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The noon buying rate on June 30, 2020 in New York City for cable transfers in H.K. dollars for U.S. dollars, provided in the H.10 weekly statistical release of the Federal Reserve Board of the United States as certified for customs purposes by the Federal Reserve Bank of New York, was HK$7.7501 to US$1.00. On August 21, 2020, the noon buying rate was HK$7.7502 to US$1.00. We make no representation that any H.K. dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or H.K. dollars, as the case may be, at any particular rate or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 = MOP1.03. All translations from Pataca to U.S. dollar in the non-financial pages of this quarterly report were made at the exchange rate of MOP7.9833 = US$1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Pataca.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with our unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Our unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2019. The historical results are not necessarily indicative of the results of operations to be expected in the future. Certain statements in this “Financial Condition and Results of Operations” are forward-looking statements.

Summary of Financial Results

For the second quarter of 2020, our total operating revenues were US$0.19 billion, a decrease of 85.6% from US$1.29 billion of total operating revenues for the second quarter of 2019. The decrease in total operating revenues was primarily attributable to softer performance in all gaming segments and non-gaming operations at City of Dreams and Altira Macau, as well as decreased casino revenues generated from the operations of Studio City Casino by our subsidiary, Melco Resorts Macau, the gaming subconcessionaire, as a result of the COVID-19 pandemic, which resulted in a significant decline in inbound tourism in the second quarter of 2020. Net income/loss from Studio City Casino gaming operations are reimbursed to/from Studio City Entertainment pursuant to the Services and Right to Use Arrangements. Such reimbursement is included in general and administrative expenses.

Net loss for the second quarter of 2020 was US$198.4 million, compared to net income of US$125.7 million for the second quarter of 2019. The decrease in profitability was primarily attributable to softer performance at City of Dreams and Altira Macau mentioned above and higher interest expenses, partially offset by net foreign exchange gains in the second quarter of 2020.

The following summarizes the results of our operations:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
	(In thousands of US$)
Total operating revenues	$185,846	$1,289,360	$908,000	$2,528,890
Total operating costs and expenses	$(374,891)	$(1,129,764)	$(1,146,775)	$(2,224,783)
Operating (loss) income	$(189,045)	$159,596	$(238,775)	$304,107
Net (loss) income	$(198,352)	$125,689	$(366,772)	$244,697

Results of Operations

City of Dreams Second Quarter Results

For the quarter ended June 30, 2020, total operating revenues at City of Dreams were US$120.8 million, compared to US$815.0 million in the second quarter of 2019. The decrease in total operating revenues was primarily a result of softer performance in all gaming segments and lower non-gaming revenue.

Rolling chip volume was US$2.03 billion for the second quarter of 2020 versus US$14.90 billion in the second quarter of 2019. The rolling chip win rate was 6.13% in the second quarter of 2020 versus 3.16% in the second quarter of 2019. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop decreased to US$41.4 million in the second quarter of 2020, compared with US$1.37 billion in the second quarter of 2019. The mass market table games hold percentage was 31.5% in the second quarter of 2020 compared to 31.6% in the second quarter of 2019.

Gaming machine handle for the second quarter of 2020 was US$82.5 million, compared with US$1.04 billion in the second quarter of 2019. The gaming machine win rate was 1.8% in the second quarter of 2020 versus 3.8% in the second quarter of 2019.

Total non-gaming revenue at City of Dreams in the second quarter of 2020 was US$27.9 million, compared with US$120.1 million in the second quarter of 2019.

Altira Macau Second Quarter Results

For the quarter ended June 30, 2020, total operating revenues at Altira Macau were US$17.0 million, compared to US$104.4 million in the second quarter of 2019. The decrease in total operating revenues was primarily a result of softer performance in all gaming segments.

Rolling chip volume was US$0.37 billion in the second quarter of 2020 versus US$4.36 billion in the second quarter of 2019. The rolling chip win rate was 6.19% in the second quarter of 2020 versus 2.95% in the second quarter of 2019. The expected rolling chip win rate range is 2.85% - 3.15%.

In the mass market table games segment, drop was US$14.5 million in the second quarter of 2020 versus US$150.0 million in the second quarter of 2019. The mass market table games hold percentage was 11.3% in the second quarter of 2020, compared with 22.5% in the second quarter of 2019.

Gaming machine handle for the second quarter of 2020 was US$43.4 million, compared with US$83.5 million in the second quarter of 2019. The gaming machine win rate was 3.5% in the second quarter of 2020 versus 4.4% in the second quarter of 2019.

Total non-gaming revenue at Altira Macau in the second quarter of 2020 was US$1.4 million, compared with US$6.6 million in the second quarter of 2019.

Mocha Clubs Second Quarter Results

Total operating revenues from Mocha Clubs were US$23.2 million in the second quarter of 2020, compared to US$28.9 million in the second quarter of 2019.

Gaming machine handle for the second quarter of 2020 was US$496.2 million, compared with US$609.4 million in the second quarter of 2019. The gaming machine win rate was 4.7% in the second quarter of 2020 compared to 4.8% in the second quarter of 2019.

Other Factors Affecting Second Quarter Earnings

Total net non-operating expenses for the second quarter of 2020 were US$8.8 million, which mainly included interest expenses of US$44.7 million, partially offset by net foreign exchange gains of US$38.9 million which mainly arose from the receivables from affiliated companies denominated in foreign currencies, compared to total net non-operating expenses of US$33.5 million for the second quarter of 2019, which mainly included interest expenses of US$32.6 million.

Six Months’ Results

For the six months ended June 30, 2020, our total operating revenues were US$0.91 billion, a decrease of 64.1% from US$2.53 billion for the six months ended June 30, 2019. The decrease in total operating revenues was primarily attributable to softer performance in all gaming segments and non-gaming operations at City of Dreams and Altira Macau, as well as decreased casino revenues generated from the operations of Studio City Casino by our subsidiary, Melco Resorts Macau, the gaming subconcessionaire, as a result of the COVID-19 pandemic, which resulted in temporary casino closures and a significant decline in inbound tourism in the six months ended June 30, 2020.

Net loss for the six months ended June 30, 2020 was US$366.8 million, compared to net income of US$244.7 million in the comparable period of 2019. The decrease in profitability was primarily attributable to softer performance at City of Dreams and Altira Macau mentioned above, higher interest expenses and net foreign exchange losses in the six months ended June 30, 2020.

Liquidity and Capital Resources

We have relied and intend to rely on cash generated from our operations and debt and equity financings to meet our financing needs and repay our indebtedness, as the case may be. We expect to have significant capital expenditures in the future as we continue to develop our properties. Any other future developments may be subject to further financing and a number of other factors, many of which are beyond our control.

As of June 30, 2020, we held cash and cash equivalents of US$670.7 million and restricted cash of US$0.3 million. Further, the HK$12.12 billion (equivalent to approximately US$1.56 billion) of the revolving credit facility under the 2020 Credit Facilities and HK$1.0 million (equivalent to approximately US$129,000) of the revolving credit facility under the 2015 Credit Facilities were available for future drawdowns, subject to satisfaction of certain conditions precedent.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
	(In thousands of US$)
Net cash (used in) provided by operating activities	$(268,295)	$209,259	$(585,827)	$118,516
Net cash provided by (used in) investing activities	$333,094	$(627,219)	$287,200	$(670,098)
Net cash provided by financing activities	$55,152	$325,122	$311,736	$317,063
Effect of exchange rate on cash, cash equivalents and restricted cash	$296	$4,115	$3,233	$2,040

Increase (decrease) in cash, cash equivalents and restricted cash	$120,247	$(88,723)	$16,342	$(232,479)
Cash and cash equivalents at beginning of period	$550,718	$739,233	$654,623	$882,989

Cash, cash equivalents and restricted cash at end of period	$670,965	$650,510	$670,965	$650,510

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable related to VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business, including mass market table games play, gaming machine play, food and beverage, and entertainment that are conducted primarily on a cash basis.

Net cash used in operating activities was US$268.3 million for the second quarter of 2020, compared to net cash provided by operating activities of US$209.3 million for the second quarter of 2019. Net cash used in operating activities was US$585.8 million for the six months ended June 30, 2020, compared to net cash provided by operating activities of US$118.5 million for the six months ended June 30, 2019. Both changes were primarily due to the softer performance of operations as described in the foregoing section.

Investing Activities

Net cash provided by investing activities was US$333.1 million for the second quarter of 2020, compared to net cash used in investing activities of US$627.2 million for the second quarter of 2019. The change was primarily due to the repayments of funds to affiliated companies in the second quarter of 2020 as compared to funds to an affiliated company in the second quarter of 2019.

Net cash provided by investing activities of US$333.1 million for the second quarter of 2020 included repayments of funds to affiliated companies of US$367.2 million, partially offset by capital expenditure payments of US$34.1 million.

Net cash used in investing activities of US$627.2 million for the second quarter of 2019 mainly included funds to an affiliated company of US$610.9 million and capital expenditure payments of US$39.9 million, partially offset by repayments of funds to affiliated companies of US$23.5 million.

Our total capital expenditure payments for the second quarter of 2020 were US$34.1 million, compared to US$39.9 million for the second quarter of 2019. Such capital expenditures for both periods were mainly associated with our development projects as well as enhancement to our integrated resort offerings.

Net cash provided by investing activities was US$287.2 million for the six months ended June 30, 2020, compared to net cash used in investing activities of US$670.1 million for the six months ended June 30, 2019. The change was primarily due to the repayments of funds to affiliated companies in the six months ended June 30, 2020 as compared to funds to an affiliated company in the six months ended June 30, 2019.

Net cash provided by investing activities of US$287.2 million for the six months ended June 30, 2020 mainly included repayments of funds to affiliated companies of US$367.2 million, partially offset by capital expenditure payments of US$80.0 million.

Net cash used in investing activities of US$670.1 million for the six months ended June 30, 2019 mainly included funds to an affiliated company of US$630.9 million and capital expenditure payments of US$82.8 million, partially offset by repayments of funds to affiliated companies of US$43.5 million.

Our total capital expenditure payments for the six months ended June 30, 2020 were US$80.0 million, compared to US$82.8 million for the six months ended June 30, 2019. Such capital expenditures for both periods were mainly associated with our development projects as well as enhancement to our integrated resort offerings.

Financing Activities

Net cash provided by financing activities amounted to US$55.2 million for the second quarter of 2020, which primarily represented the proceeds from the drawdown of the 2020 Credit Facilities of US$352.2 million, partially offset by the repayment of all outstanding loan amounts under the 2015 Credit Facilities of US$252.6 million, other than HK$1.0 million (equivalent to approximately US$129,000) which remained outstanding under the term loan facility, as well as the payments of deferred financing costs mainly arisen from the refinancing of the 2015 Credit Facilities with the 2020 Credit Facilities of US$47.0 million.

Net cash provided by financing activities amounted to US$325.1 million for the second quarter of 2019, which primarily represented the proceeds from the drawdown of the revolving credit facility under the 2015 Credit Facilities of US$500.1 million and the issuance of US$500.0 million in aggregate principal amount of the 2026 Senior Notes, partially offset by the partial repayment of the revolving credit facility under the 2015 Credit Facilities of US$507.8 million, the scheduled repayment of the term loan facility under the 2015 Credit Facilities of US$11.2 million and dividend payment of US$152.0 million.

Net cash provided by financing activities amounted to US$311.7 million for the six months ended June 30, 2020, which primarily represented the proceeds from the drawdown of the 2020 Credit Facilities of US$352.2 million and the proceeds from the drawdown of the revolving credit facility under the 2015 Credit Facilities of US$251.5 million, partially offset by the repayment of all outstanding loan amounts under the 2015 Credit Facilities of US$252.6 million, other than HK$1.0 million (equivalent to approximately US$129,000) which remained outstanding under the term loan facility, as well as the payments of deferred financing costs mainly arisen from the refinancing of the 2015 Credit Facilities with the 2020 Credit Facilities of US$48.5 million.

Net cash provided by financing activities amounted to US$317.1 million for the six months ended June 30, 2019, which primarily represented the proceeds from the drawdown of the revolving credit facility under the 2015 Credit Facilities of US$500.1 million and the issuance of US$500.0 million in aggregate principal amount of the 2026 Senior Notes, partially offset by the partial repayment of the revolving credit facility under the 2015 Credit Facilities of US$507.8 million, the scheduled repayment of the term loan facility under the 2015 Credit Facilities of US$22.4 million and dividend payment of US$152.0 million.

Indebtedness

The following table presents a summary of our gross indebtedness as of June 30, 2020:

As of June 30, 2020
(In thousands of US$)
2025 Senior Notes	$1,000,000
2026 Senior Notes	$500,000
2027 Senior Notes	$600,000
2029 Senior Notes	$900,000
2015 Credit Facilities	$129
2020 Credit Facilities	$352,225

$3,352,354

On April 29, 2020, MCO Nominee One Limited entered into the 2020 Credit Facilities with a syndicate of banks.

On May 6, 2020, MCO Nominee One Limited drew down HK$2.73 billion (approximately US$352.2 million) of the revolving credit facility under the 2020 Credit Facilities and, on May 7, 2020, used such proceeds to repay all outstanding loan amounts under the 2015 Credit Facilities, together with accrued interest and associated costs, other than HK$1.0 million (equivalent to approximately US$129,000) which remained outstanding under the term loan facility.

On July 21, 2020, we issued US$500.0 million in aggregate principal amount of the First 2028 Senior Notes. On July 29, 2020, we repaid HK$2.73 billion (approximately US$352.2 million) of the principal amount outstanding under the 2020 Credit Facilities, together with accrued interest and associated costs, from a portion of the net proceeds of the First 2028 Senior Notes.

On August 11, 2020, we issued US$350.0 million in aggregate principal amount of the Additional 2028 Senior Notes. The net proceeds will be used for general corporate purposes.

Recent Developments

The COVID-19 outbreak continues to have a material effect on our operations, financial position, and prospects during the third quarter of 2020.

Commencing from July 15, 2020, certain travelers entering Guangdong from Macau were no longer subject to mandatory quarantine. On August 12, 2020, Chinese authorities resumed the issuance of individual visa scheme (“IVS”) visas and tour group visas for Zhuhai residents to visit Macau. In addition, the issuance of IVS visas for Guangdong residents resumed on August 26, 2020, while the nationwide resumption of IVS visa issuances is expected to commence on September 23, 2020.

Despite these developments, our operations continue to be impacted by significant travel bans, restrictions, and quarantine requirements imposed by the governments in Macau, Hong Kong, and certain provinces in China on visitors traveling to and from Macau. Additionally, health-related precautionary measures remain in place at our properties, which could continue to impact visitation and customer spending.

As the disruptions from the COVID-19 outbreak are ongoing, any recovery from such disruptions will depend on future developments, such as the duration of travel and visa restrictions and customer sentiment and behavior, including the length of time before customers resume traveling and participating in entertainment and leisure activities at high-density venues and the impact of potential higher unemployment rates, declines in income levels and loss of personal wealth resulting from the COVID-19 outbreak on consumer behavior related to discretionary spending and traveling, all of which are highly uncertain.

Melco Resorts Finance Limited

Index To Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2020

Melco Resorts Finance Limited

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	June 30, 2020	December 31, 2019
	(Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	$670,690	$654,623
Accounts receivable, net	174,777	265,943
Receivables from affiliated companies	493,531	385,694
Inventories	23,325	26,640
Prepaid expenses and other current assets	45,987	50,624

Total current assets	1,408,310	1,383,524

Property and equipment, net	2,816,173	2,873,763
Gaming subconcession, net	113,412	141,440
Intangible assets	4,236	4,215
Goodwill	82,224	81,820
Long-term prepayments, deposits and other assets	93,630	56,925
Restricted cash	275	—
Receivables from affiliated companies, non-current	1,251,493	1,638,390
Operating lease right-of-use assets	41,989	54,956
Land use rights, net	309,534	313,440

Total assets	$6,121,276	$6,548,473

LIABILITIES AND SHAREHOLDER’S EQUITY

Current liabilities:
Accounts payable	$7,319	$15,075
Accrued expenses and other current liabilities	767,752	1,127,281
Income tax payable	2,192	3,359
Operating lease liabilities, current	17,889	21,121
Current portion of long-term debt, net	—	146
Payables to affiliated companies	24,299	76,876

Total current liabilities	819,451	1,243,858

Long-term debt, net	3,313,024	2,958,897
Other long-term liabilities	2,821	4,504
Deferred tax liabilities, net	10,023	11,330
Operating lease liabilities, non-current	29,640	39,762
Payable to an affiliated company, non-current	—	2,143

Total liabilities	4,174,959	4,260,494

Shareholder’s equity:
Ordinary shares, par value $0.01; 5,000,000 shares authorized; 1,202 shares issued and outstanding	—	—
Additional paid-in capital	1,849,785	1,849,785
Accumulated other comprehensive income	37,107	11,997
Retained earnings	59,425	426,197

Total shareholder’s equity	1,946,317	2,287,979

Total liabilities and shareholder’s equity	$6,121,276	$6,548,473

Melco Resorts Finance Limited

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Operating revenues:
Casino	$139,729	$1,142,099	$758,393	$2,224,990
Rooms	3,926	50,252	27,174	99,764
Food and beverage	3,431	28,090	15,336	55,226
Entertainment, retail and other	38,760	68,919	107,097	148,910

Total operating revenues	185,846	1,289,360	908,000	2,528,890

Operating costs and expenses:
Casino	(201,196)	(765,482)	(713,412)	(1,502,170)
Rooms	(5,353)	(14,270)	(16,628)	(29,178)
Food and beverage	(8,441)	(23,809)	(25,609)	(47,846)
Entertainment, retail and other	(11,991)	(16,787)	(28,863)	(28,228)
General and administrative	(58,311)	(220,647)	(182,643)	(436,713)
Pre-opening costs	49	47	12	(30)
Amortization of gaming subconcession	(14,363)	(14,209)	(28,686)	(28,395)
Amortization of land use rights	(2,727)	(2,697)	(5,446)	(5,390)
Depreciation and amortization	(67,797)	(71,961)	(136,047)	(142,888)
Property charges and other	(4,761)	51	(9,453)	(3,945)

Total operating costs and expenses	(374,891)	(1,129,764)	(1,146,775)	(2,224,783)

Operating (loss) income	(189,045)	159,596	(238,775)	304,107

Non-operating income (expenses):
Interest income	467	598	706	1,363
Interest expenses	(44,736)	(32,639)	(86,992)	(58,329)
Loan commitment fees	(1,824)	(404)	(2,964)	(583)
Foreign exchange gains (losses), net	38,915	(1,016)	(37,291)	(882)
Other expenses, net	(88)	—	(88)	—
Loss on extinguishment of debt	(1,236)	—	(1,236)	—
Costs associated with debt modification	(310)	—	(310)	—

Total non-operating expenses, net	(8,812)	(33,461)	(128,175)	(58,431)

(Loss) income before income tax	(197,857)	126,135	(366,950)	245,676
Income tax (expense) credit	(495)	(446)	178	(979)

Net (loss) income	$(198,352)	$125,689	$(366,772)	$244,697

Melco Resorts Finance Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Cash flows from operating activities:
Net cash (used in) provided by operating activities	$(268,295)	$209,259	$(585,827)	$118,516

Cash flows from investing activities:
Acquisition of property and equipment	(34,106)	(39,911)	(80,036)	(82,791)
Proceeds from sale of property and equipment	—	137	36	138
Repayments of funds to affiliated companies	367,200	23,478	367,200	43,478
Funds to an affiliated company	—	(610,923)	—	(630,923)

Net cash provided by (used in) investing activities	333,094	(627,219)	287,200	(670,098)

Cash flows from financing activities:
Principal payments on long-term debt	(252,553)	(519,008)	(252,591)	(530,186)
Payments of deferred financing costs	(46,991)	(5,253)	(48,509)	(5,253)
Funds from an affiliated company	2,507	1,276	9,171	4,408
Proceeds from long-term debt	352,189	1,000,127	603,665	1,000,127
Dividends paid	—	(152,000)	—	(152,000)
Principal payments on finance lease liabilities	—	(20)	—	(33)

Net cash provided by financing activities	55,152	325,122	311,736	317,063

Effect of exchange rate on cash, cash equivalents and restricted cash	296	4,115	3,233	2,040

Increase (decrease) in cash, cash equivalents and restricted cash	120,247	(88,723)	16,342	(232,479)
Cash and cash equivalents at beginning of period	550,718	739,233	654,623	882,989

Cash, cash equivalents and restricted cash at end of period	$670,965	$650,510	$670,965	$650,510

Supplemental cash flow disclosures:
Cash paid for interest	$(63,439)	$(35,440)	$(80,324)	$(46,436)
Cash paid for income taxes	$—	$—	$(2,340)	$(2,340)
Cash paid for amounts included in the measurement of lease liabilities - operating cash flows from operating leases	$(1,710)	$(6,162)	$(5,854)	$(11,030)
Change in operating lease liabilities arising from obtaining operating lease right-of-use assets and modification or other reassessment events	$(216)	$(115)	$(4,869)	$1,173
Change in accrued expenses and other current liabilities related to acquisition of property and equipment	$7,027	$7,262	$25,544	$25,803

Reconciliation of cash, cash equivalents and restricted cash to the condensed consolidated balance sheets:

	June 30, 2020	December 31, 2019
Cash and cash equivalents	$670,690	$654,623
Non-current portion of restricted cash	275	—

Total cash, cash equivalents and restricted cash	$670,965	$654,623

F-4